SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM U-6B-2

                 Certificate of Notification

                  Certificate is filed by:

                      EK Holding I, LLC
                      639 Loyola Avenue
                   New Orleans, LA  70113

     This certificate is notice that EK Holding I, LLC, a Delaware limited liability company (the "Company") has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

      1.     Type of security or securities:
             Guaranty of promissory note issued
             by EK Holding I, LLC to Entergy
             Power International Holdings
             Corporation on January 31, 2001 and
             assigned by EK Holding I, LLC to
             Entergy-Koch, LP on January 31,
             2001.

      2.     Issue, renewal or guaranty:
             Guaranty

      3.     Principal amount of each security:
             $106,000,000

      4.     Rate of interest per annum of each
             security:
             Not Applicable

      5.     Date of issue, renewal or guaranty
             of each security:
             January 31, 2001

      6.     If renewal of security, give date of
             original issue:
             Not applicable

      7.     Date of maturity of each security:
             Not Applicable

      8.     Name of the person to whom each
             security was issued, renewed or
             guaranteed:
             Entergy Power International Holdings
             Corporation

      9.     Collateral given with each security,
             if any:
             Not Applicable

     10.     Consideration received for each
             security:
             Assignment to Entergy-Koch, LP of
             obligations under promissory note,
             which is the subject of the
             guaranty.

     11.     Application of proceeds of each
             security:
             Not Applicable

     12.     Indicate by ("X") after the
             applicable statement below whether
             the issue, renewal or guaranty of
             each security was exempt from the
             provisions of Section 6 (a) because
             of:

             a. the provisions contained in the
                first sentence of Section 6 (b):
             b. the provisions contained in the
                fourth sentence of Section 6
                (b):
             c. the provisions contained in any
                rule of the Commission other than
                Rule U-48: X

     13.     If the security or securities were
             exempt from the provisions of
             Section 6 (a) by virtue of the first
             sentence of Section 6 (b), give the
             figures which indicate that the
             security or securities aggregate
             (together with all other then
             outstanding notes and drafts of a
             maturity of nine months or less,
             exclusive of days of grace, as to
             which such company is primarily or
             secondarily liable) not more than 5
             per centum of the principal amount
             of par value of the other securities
             of such company then outstanding:
             Not applicable.

     14.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of the fourth
             sentence of Section 6 (b), name the
             security outstanding on January 1,
             1935, pursuant to the terms of which
             the security or securities herein
             described have been issued:
             Not applicable.

     15.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of any rule of
             the Commission other than Rule U-48,
             designate the rule under which
             exemption is claimed:
             Rule 52.



                            EK HOLDING I, LLC

                            BY:   /s/ Steven C. McNeal
                                    Steven C. McNeal
                              Vice President and Treasurer

Date: February 19, 2001